July 8, 2010
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Todd Schiffman, Assistant Director

Re:	First BanCorp. Amendment No. 2 to Registration Statement on Form S-4 on Form S-1 Filed on June 9, 2010 File No. 333-165252
Dear Mr. Schiffman:
This responds to your letter dated June 17, 2010 to First BanCorp (the “Corporation”) regarding the Corporation’s Amendment No. 2 to the Registration Statement on Form S-4 on Form S-1 filed on June 9, 2010 (the “Registration Statement”). Set forth below in italics are the comments contained in your letter, together with our responses.
Amendment No. 2 to Registration Statement on Form S-4 on Form S-1
General
1.	We note your response to prior comment 1 and the disclosure added on page 66. If maximum participation by all holders of Preferred Stock may result in the possibility that the company will not be able to accept any tendered shares of Preferred Stock within an Acceptance Priority Level (because the Adjusted Aggregate Consideration has been completely depleted from the acquisition of shares of Preferred Stock of more senior priority levels), please disclose to holders that the exchange offer as to the applicable series of Preferred Stock is conditioned upon the Adjusted Aggregate Consideration being greater than 0.
Response: We expect to increase the number of shares being offered in the Exchange Offer at the time of pricing in order to be able to accept all shares of Preferred Stock tendered in the Exchange Offer.  Accordingly, we have deleted all disclosure relating to Acceptance Priority Levels and proration from the Registration Statement.

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
July 8, 2010

Questions and Answers about the Exchange Offer page 5
What Additional Efforts is the Corporation Taking to Improve Its Capital?. page 6
2.	Please revise this discussion to address the ramifications of failing to improve your capital position through the three initiatives you discuss in this answer. In particular, please discuss the potential for additional regulatory action and how that might impact the decision between remaining a holder of preferred stock and becoming a common stockholder.
Response: The Corporation has revised the disclosure under “What Additional Efforts is the Corporation Taking to Improve Its Capital?” to address the consequences of not completing the Exchange Offer, the conversion of the U.S. Treasury’s preferred stock and the Capital Raise, and to explain that if FirstBank is liquidated, holders of preferred stock would rank senior to holders of our Common Stock with respect to rights upon any liquidation of the Corporation.
How Would the Issuance of Additional Shares of Common Stock Affect..., page 6
3.	Based on the company’s current stock price and the magnitude of the common stock issuances under consideration, it appears that your capital strengthening initiatives, to the extent they are successful, will have a substantial dilutive impact on holders of preferred stock that participate in the Exchange Offer. To the extent you are able, please revise to provide a quantified range or approximation of the potential dilutive effect on earnings per share, book value and voting power.
Response: The Corporation has revised the disclosure under “How Would the Issuance of Additional Shares of Common Stock Affect Participants in the Exchange Offer?” to quantify certain impacts of our issuance of shares in the Exchange Offer, any transaction with the U.S. Treasury, and a Capital Raise.
4.	Please revise this answer to address the possibility that the U.S. Treasury or an investor in the Capital Raise may acquire a significant percentage of the company’s common stock and therefore have the ability to influence stockholder matters to the detriment of other common stockholders.
Response: The Corporation has revised the disclosure under this heading to indicate its expectation that any investor in a Capital Raise will acquire less than 10% of our outstanding shares to avoid being considered a bank holding company under the Bank Holding Company Act of 1956. Additionally, we disclose that the U.S. Treasury would acquire a significant percentage of our Common Stock if its preferred stock is converted into Common Stock, which

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
July 8, 2010

would give the U.S. Treasury the ability to influence stockholder matters in a manner that may conflict with the interests of other holders of Common Stock.
Will We Pay Dividends on Preferred Stock that Remains Outstanding..., page 11
5.	Please revise this answer to address the limitation on your ability to pay dividends imposed by the Agreement with the Fed.
Response: The Corporation has revised the disclosure under “Will We Pay Dividends on Preferred Stock That Remains Outstanding After the Completion of the Exchange Offer” to disclose the restriction on the payment of dividends imposed by the Agreement with the Fed.
Summary, page 14
Regulatory and Other Capital Ratios, page 16
6.	You refer to an amendment to your Restated Articles of Incorporation to decrease the par value of a share of common stock. Please revise to disclose why you are considering this amendment, when it will be presented to your stockholders for approval and whether its approval is a condition to completing the Exchange Offer.
Response: The Corporation has revised the Registration Statement to indicate that the issuance of shares in the Exchange Offer is also subject to stockholder approval of an amendment to decrease the par value of a share of Common Stock from $1.00 to $0.10, if necessary to issue shares of Common Stock in the Exchange Offer. Under “Summary of Terms of the Exchange Offer — Conditions to the Exchange Offer” and under “The Exchange Offer — Conditions of the Exchange Offer,” the Corporation explains that the reduction in par value will be necessary to complete the Exchange Offer if the market value of a share of Preferred Stock tendered in the exchange is less than $10 at a time when the market value of a share of Common Stock would result in the issuance of more than 10 shares per tendered share of Preferred Stock.

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
July 8, 2010

Risk Factors, page 26
Our banking subsidiary is operating under a Consent Order..., page 26
7.	You state that you may become subject to additional regulatory enforcement action up to and including the appointment of a conservator or receiver for the Bank. Please revise to state explicitly the effect of the appointment of a conservator or receiver on holders of your securities. Please also revise to specify what you mean by the statement that you will need to “dedicate significant resources” to complying with the Agreements.
Response: The Company has revised the disclosure under “Our banking subsidiary is operating under a Consent Order with the FDIC and OCIF and the Corporation is operating under a Written Agreement with the Federal Reserve Bank of New York” to indicate the consequences outlined under the Agreements if we do not comply with the capital plans required by the Agreements and to indicate that in most cases when a conservator or receiver is appointed for a wholly-owned bank, the bank holding company files for bankruptcy protection. Further, we have revised this disclosure to specify that the dedication of significant resources to compliance efforts may increase operational costs or adversely affect the amount of time our management has to conduct our operations.
Exhibits and Financial Statement Schedules page II-4
8.	Please file the Order and the Agreement as exhibits to the registration statement.
Response: The Company has revised Item 16 to include the Consent Order and the Agreement as exhibits via incorporation by reference of same from the Corporation’s Form 8-K filed on June 4, 2010.
* * * * *
If you should have any questions, please do not hesitate to contact the undersigned at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.
Sincerely yours,
/s/ Lawrence Odell
Lawrence Odell
Executive Vice President and General Counsel

cc: Linda L. Griggs